                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.    1  )*
                                         ------

                     SIMMONS FIRST NATIONAL CORPORATION
                     ----------------------------------
                              (Name of Issuer)

                            Class A Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                                828730 200
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of  5  Pages
                                        ---

CUSIP NO. 828730 200                  13G                 PAGE  2  OF  5  PAGES
          ----------                                           ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           SIFE Trust Fund
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  / /
                                                           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

                             California
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                              0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                           0
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        0
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        0% (See Attachment 13a)
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

                        IV
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 Pages
                                                          page  3  of  5 pages


                                 ATTACHMENT 13A

     Percentage ownership is calculated based on the number of shares of Class A Common Stock outstanding as reported in Simmons First National Corp.'s quarterly report on Form 10-Q for the quarter ended September 30, 1995.

                                  SCHEDULE 13G

                        RELATING TO THE COMMON STOCK OF
                       SIMMONS FIRST NATIONAL CORPORATION


ITEM 1(a).  NAME OF ISSUER:

        Simmons First National Corporation.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        501 Main Street, Pine Bluff, Arkansas 71601.

ITEM 2(a).  NAME OF PERSON FILING:

        SIFE TRust Fund, a California trust organized under the laws of the State of California

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        490 North Wiget Lane, Walnut Creek, California 94598.

ITEM 2(c).  CITIZENSHIP:

        United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

        Class A Common Stock.

ITEM 2(e).  CUSIP NUMBER

        828730 200

ITEM 3.  FILING PURSUANT TO RULE 13d-1(b).

        SIFE Trust Fund is filing this Amendment No. 1 to Schedule 13G as an Investment Company registered under Section 8 of the Investment Company Act of 1940, as amended.

ITEM 4.  OWNERSHIP

        Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 1996

                                       SIFE TRUST FUND


                                     By:   /s/ Sam A. Marchese
                                          -------------------------------------
                                          Sam A. Marchese, President, Chief
                                          Executive Officer and Treasurer


                                 Page  5  of  5